                                                                       EXHIBIT A

                          VOCALTEC COMMUNICATIONS LTD.
           NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that an Extraordinary General Meeting of
Shareholders of VocalTec Communications Ltd. (the "COMPANY") will be held at the
Company's offices, at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140,
Israel, on October 16, 2008 at 5:00 p.m. Israel time.

     The agenda for the meeting is as follows:

     1.   Appointment of Ms. Tsipi Kagan as an external director of the Company.

     2.   Approval of a reverse stock split of the Company's ordinary shares to the extent determined by the Company's management to be necessary for the Company to comply with the Nasdaq Capital Market continued listing requirements of a bid price of the Company's shares of not less than
          $1.00.

     3.   Subject to the approval of the reverse split set forth in item 2 above, approval of an amendment to the Company's Articles of
          Association concerning the Company's authorized share capital.

     4.   Subject to the appointment of Ms. Tsipi Kagan as an external director and the subsequent approval by the audit committee of the Board (the
          "AUDIT COMMITTEE") and the Board, the grant to Ms. Kagan of options to purchase ordinary shares of the Company.

     5.   Subject to the appointment of Ms. Tsipi Kagan as an external director and the subsequent approval by the Audit Committee and the Board, the grant to each director of the Company of options to purchase ordinary shares of the Company.

     6.   Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

     After the Company's shareholders vote on proposals (1) through (3) above, but only if the shareholders approve proposal (1) above, the meeting will be adjourned to enable the Audit Committee and the Board to convene and consider the adoption of the resolutions approving the grant of options to the directors of the Company as described in proposals (4) and (5) above. In the event that the Audit Committee and the Board adopt such resolutions, the meeting will reconvene promptly thereafter to vote on proposals (4) and (5) above.

     Only shareholders of record at the close of business on September 8, 2008 will be entitled to attend and vote at the meeting. Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card.
You may revoke your proxy card not later than 24 hours prior to the scheduled time of the meeting. If you revoke your proxy, you may only vote by attending the meeting in person. Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Eli Gendler, the Company's Chief Financial Officer, at +011-972-9-970-3807.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A
SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY
PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO
VOTE, EXCEPT (I) THE APPOINTMENT OF MS. TSIPI KAGAN AS AN EXTERNAL DIRECTOR, AND
(II) THE GRANT OF OPTIONS TO MS. KAGAN, WHICH RESOLUTIONS REQUIRE, IN ADDITION
TO A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR
BY PROXY, THAT EITHER (A) AT LEAST 1/3 OF THE SHARES PRESENT AND VOTED AT THE
MEETING AND HELD BY SHAREHOLDERS THAT ARE NOT CONTROL PERSONS OR REPRESENTATIVES
OF CONTROL PERSONS OF THE COMPANY BE VOTED FOR SUCH RESOLUTIONS (ABSTENTIONS
WILL BE DISREGARDED) OR (B) THE SHARES PRESENT AND VOTED AT THE MEETING BY
PERSONS REFERRED TO IN CLAUSE (A) AGAINST SUCH RESOLUTIONS REPRESENT LESS THAN
1% OF THE TOTAL VOTING POWER IN THE COMPANY. A "CONTROL PERSON" IS ANY PERSON
THAT HAS THE ABILITY TO DIRECT THE COMPANY'S ACTIONS (OTHER THAN BY MEANS OF
BEING A DIRECTOR OR OFFICE HOLDER OF THE COMPANY), INCLUDING ANY SHAREHOLDER
HOLDING 25% OR MORE OF THE VOTING RIGHTS IF NO OTHER SHAREHOLDER OWNS MORE THAN
50% OF THE VOTING RIGHTS IN THE COMPANY. THE BOARD RECOMMENDS THAT YOU VOTE
"FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
September 9, 2008

                          VOCALTEC COMMUNICATIONS LTD.

                          60 Medinat Ha Yehudim Street
                             Herzliya 46140, Israel

                             ----------------------

                                 PROXY STATEMENT

                             ----------------------

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel ("NIS") 0.13 per share, of VocalTec Communications
Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Company's board of directors (the
"Board") of proxies for use at the Company's Extraordinary General Meeting of
Shareholders (the "Meeting") to be held on October 16, 2008 at 5:00 p.m. Israel time at the Company's offices at 60 Medinat Ha Yehudim Street, Herzliya Pituach
46140, Israel or at any adjournment thereof.

     At the Meeting, you will be requested to approve the following matters:

     o    Appointment of Ms. Tsipi Kagan as an external director of the Company.

     o    Approval of a reverse stock split of the Company's ordinary shares to the extent determined by the Company's management to be necessary for the Company to comply with the Nasdaq Capital Market continued listing requirements, of a bid price of the Company's shares of not less than
          $1.00.

     o    Subject to the approval of the reverse split, approval of an amendment to the Company's Articles of Association concerning the Company's authorized share capital.

     o    Subject to the appointment of Ms. Tsipi Kagan as an external director and the subsequent approval by the audit committee of the Board (the
          "Audit Committee") and the Board, the grant to Ms. Kagan of options to purchase ordinary shares of the Company.

     o    Subject to the appointment of Ms. Tsipi Kagan as an external director and the subsequent approval by the Audit Committee and the Board, the grant to each director of the Company of options to purchase ordinary shares of the Company.

     o    Transaction of such other business as may properly come before the
          Meeting or any adjournment thereof.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A
SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY
PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO
VOTE, EXCEPT (I) THE APPOINTMENT OF MS. TSIPI KAGAN AS AN EXTERNAL DIRECTOR, AND
(II) THE GRANT OF OPTIONS TO MS. TSIPI KAGAN, WHICH RESOLUTIONS REQUIRE, IN
ADDITION TO A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN
PERSON OR BY PROXY, THAT EITHER (A) AT LEAST 1/3 OF THE SHARES PRESENT AND VOTED
AT THE MEETING AND HELD BY SHAREHOLDERS THAT ARE NOT CONTROL PERSONS OR
REPRESENTATIVES OF CONTROL PERSONS OF THE COMPANY BE VOTED FOR SUCH RESOLUTIONS
(ABSTENTIONS WILL BE DISREGARDED) OR (B) THE SHARES PRESENT AND VOTED AT THE
MEETING BY PERSONS REFERRED TO IN CLAUSE (A) AGAINST SUCH RESOLUTIONS REPRESENT
LESS THAN 1% OF THE TOTAL VOTING POWER IN THE COMPANY. A "CONTROL PERSON" IS ANY
PERSON THAT HAS THE ABILITY TO DIRECT THE COMPANY'S ACTIONS (OTHER THAN BY MEANS
OF BEING A DIRECTOR OR OFFICE HOLDER OF THE COMPANY), INCLUDING ANY SHAREHOLDER
HOLDING 25% OR MORE OF THE VOTING RIGHTS IF NO OTHER SHAREHOLDER OWNS MORE THAN
50% OF THE VOTING RIGHTS IN THE COMPANY. THE BOARD RECOMMENDS THAT YOU VOTE
"FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

     Proxies for use at the Meeting are being solicited by the Board. A form of proxy card for use at the Meeting is attached. The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting. Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of all of the proposed matters to be presented at the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time until 24 hours before the Meeting by presenting to the Company at its registered office proof of such shareholder's identity as appears on the proxy and withdrawing the proxy, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company or (ii) 5% or more of the total voting rights in the
Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company's registered office, all proxies received by the Company with respect to the
Meeting.

     Only shareholders of record at the close of business on September 8, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about September 9, 2008 and will be solicited mainly by mail;
however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

     Shareholders may vote shares directly held in their name in person at the
Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the
Meeting.

     On September 4, 2008, the Company had outstanding 7,376,364 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned
Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States
Securities and Exchange Commission ("SEC"). We encourage you to read the entire
Proxy Statement carefully.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
September 9, 2008

                       BENEFICIAL OWNERSHIP OF SECURITIES
                     BY CERTAIN SHAREHOLDERS AND MANAGEMENT

     The following table sets forth certain information as of September 4, 2008, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii)
the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 7,376,364 ordinary shares outstanding as of September 4, 2008:

                                                             ORDINARY SHARES BENEFICIALLY OWNED
                                                              --------------------------------
NAME AND ADDRESS                                               NUMBER                 PERCENT
----------------                                              ---------              ---------

Cisco Systems International BV                                1,673,549                  22.69%
HarbourVest International Private Equity Partners III -
Direct Fund L.P. (1)                                          1,218,444                  16.32%
Neuberger Berman, LLC (2)                                       933,417                  12.65%
The Israeli Aircraft Industries Workers' Provident Fund (3)     420,000                   5.56%
Various entities affiliated with Apex (4)                       416,675                   5.39%
Officers and directors as a group
(6 persons) (5)                                                  61,848                   0.83%

(1)  Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(2)  Neuberger Berman, LLC and Neuberger Berman Management Inc. stated in a
     Schedule 13G filed by them with the SEC on June 10, 2008 that (i) they are deemed to be the beneficial owners of the shares listed above since they have shared power to make decisions whether to retain or dispose of such shares, and in certain cases also they also have the power to vote these shares, and (ii) Neuberger Berman, LLC and Neuberger Berman Management Inc.
     serve as a sub-adviser and investment manager, respectively, of Neuberger
     Berman's various mutual funds, which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the Company.

(3)  Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4)  Includes 360,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(5)  Represents 61,848 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of the date hereof.

                                MARKET PRICE DATA

     Our ordinary shares were initially quoted on the Nasdaq National Stock
Market on February 7, 1996. In December 2002, our ordinary shares began being quoted on the Nasdaq Capital Market (formerly Nasdaq SmallCap), in July 2003 our ordinary shares were transferred back to the Nasdaq National Market and since
April 2005 our ordinary shares have been quoted on the Nasdaq Capital Market under the symbol "VOCL". In August 2005, we were notified by Nasdaq Capital
Market that we were not in compliance with its minimum stockholders' equity standard listing requirements. On November 25, 2005, following the consummation of the transaction with Tdsoft, and in order for our shares to continue to be listed on the Nasdaq Capital Market, we effected a 1-for-13 reverse split of our issued and outstanding share capital, resulting in the par value of our ordinary shares being increased to NIS 0.13 per share. On November 28, 2005, the Nasdaq
Capital Market informed us that we complied with all initial listing requirements of the Nasdaq Capital Market. Our shares traded on the Nasdaq
Capital Market under the symbol "VOCLD" from November 28, 2005 through December
27, 2005 and under the symbol "VOCL" since December 28, 2005. On February 5,
2008, the Nasdaq Capital Market sent us a Staff Deficiency Letter, indicating that we have failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq's Marketplace Rule 4320(e)(2)(E)(ii). The letter provided that we have until August 4, 2008 to regain compliance, i.e., that the bid price of our shares will close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4,
2008. We did not succeed in complying with such requirement by August 4, 2008.
According to a letter dated August 7, 2008 from the Nasdaq Capital Market, we were not eligible for an additional 180-calendar day compliance period (since we did not meet the Nasdaq Capital Market initial listing criteria set forth in
Marketplace Rule 4310(c)). We requested a hearing on the determination to suspend trading in our shares before a Nasdaq Listing Qualifications Panel. Such hearing has been scheduled for October 2, 2008; however, the Company has requested to postpone such hearing until after the Meeting.

     The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq Capital
Market:

                                        HIGH ($)   LOW ($)
                                         -----      ----
2006
First Quarter                            10.95      7.03
Second Quarter                            8.72      4.05
Third Quarter                             4.51      3.07
Fourth Quarter                            5.23       3.2

2007
First Quarter                             4.09      3.10
Second Quarter                            3.61      2.63
Third Quarter                             3.19      1.99
Fourth Quarter                            2.15      0.82

2008
First Quarter                             0.79      0.37
Second Quarter                            0.65      0.45
Third Quarter (through September 4)       0.52      0.30

MOST RECENT THREE MONTHS
June 2008                                 0.64      0.48
July 2008                                 0.52      0.35
August 2008                               0.48      0.33

     The closing price of our ordinary shares, as reported on the Nasdaq Capital
Market on September 4, 2008, the last full trading day before printing of this
Proxy Statement, was $0.38.

                    ITEM 1 - ELECTION OF AN EXTERNAL DIRECTOR

     Under the Israeli Companies Law, 1999 (the "Companies Law"), each publicly held company must have at least two external directors who meet the requirements and qualifications prescribed by the Companies Law, each appointed to serve for a term of three years (and, in the case of companies listed on the Nasdaq
Capital Market, such persons may be appointed for an additional three-year term). All of the external directors are required under the Companies Law to be members of the audit committee of the board of directors, and certain resolutions may not be adopted by the board of directors and its audit committee unless there are two external directors in office and at least one of them participates in the discussions leading to the adoption of such resolutions.
Under the Companies Law, if at the time of appointment of an external director all of the directors are of the same gender, the newly appointed external director shall be of the other gender.

     Michal Even Chen, who was previously an external director of the Company, informed the Company on July 3, 2008 of her resignation. Following announcement of such resignation, the Company was informed by the Nasdaq Capital Market that it did not meet the listing requirement under Rule 4350(d)(2) relating to the audit committee composition.

     Therefore, the Board recommends that at the Meeting Ms. Tsipi Kagan be appointed as an external director, as required under the Companies Law. Upon her appointment, Ms. Tsipi Kagan will join the Company's audit committee. Following is certain information about Ms. Tsipi Kagan:

     TSIPI KAGAN served from 2003 to August 2008 as the Chief Financial Officer of Radvision Ltd., a communications equipment developer. From 2000 to 2003 Ms.
Kagan served as the Chief Financial Officer of Phone-Or Ltd., a developer of optical microphones and sensors. From 1994 to 2000, Ms. Kagan served as a Senior
Manager at Ernst & Young, Israel. Prior to joining Ernst & Young, Ms. Kagan served as a Public Accountant at Miller, Kaplan, Arase & Co., Los Angeles. Ms.
Kagan holds a BA in Accounting and Economics from Tel Aviv University and a
Certificate of Advanced Accounting Studies from Tel Aviv University.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO APPROVE THE APPOINTMENT OF MS. TSIPI KAGAN AS AN
          EXTERNAL DIRECTOR, UNTIL HER SUCCESSOR IS DULY ELECTED AND QUALIFIED
          IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW AND THE AMENDED AND
          RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint Ms. Tsipi Kagan as an external director;
provided that, in addition to the simple majority of the shares present and voted at the Meeting in person or by proxy, either (i) at least 1/3 of the shares present and voted at the Meeting and held by shareholders that are not control persons or representatives of control persons of the Company be voted for such appointment (abstentions will be disregarded) or (b) the shares present and voted at the Meeting by the persons referred to in clause (a) against such appointment represent less than 1% of the total voting power in the company. A
"control person" is any person that has the ability to direct the Company's actions (other than by means of being a director or office holder of the
Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

     The Board knows of no current circumstances that would render Ms. Tsipi
Kagan unable to accept appointment as an external director. Ms. Tsipi Kagan has agreed to serve on the Board as an external director, and the Board has determined that Ms. Tsipi Kagan meets all of the requirements and qualifications applicable to external directors under the Companies Law.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

    ITEM 2 - APPROVAL OF A REVERSE STOCK SPLIT OF THE COMPANY'S SHARE CAPITAL

     At the Meeting, the shareholders will be requested to approve a reverse stock split of the Company's ordinary shares to the extent determined by the
Company's management to be necessary for the Company to comply with the Nasdaq
Capital Market continued listing requirement that the price per each ordinary share of the Company be not less than $1.00.

     On February 5, 2008, the Nasdaq Capital Market sent the Company a Staff
Deficiency Letter, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq's
Marketplace Rule 4320(e)(2)(E)(ii). The letter provided that the Company has until August 4, 2008 to regain compliance, i.e., that the bid price of its shares close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4, 2008. The Company did not succeed in complying with such requirement by August 4, 2008. According to a letter received from the Nasdaq Capital Market on August 7, 2008, the Company was not
eligible for an additional 180-calendar day compliance period (since it did not meet the Nasdaq Capital Market initial listing criteria set forth in Marketplace
Rule 4310(c)). The Company requested a hearing on the determination to suspend trading in the Company's shares before a Nasdaq Listing Qualifications Panel.
Such hearing has been scheduled for October 2, 2008; however, the Company has requested to postpone such hearing until after the Meeting. Based on the closing price of the Company's shares of $0.38 on September 4, 2008, the Company believes that, in order to reach the required closing bid price of at least
$1.00 per share, it will have to affect a reverse stock split of approximately 1 for 8 (i.e., eight ordinary shares, NIS 0.13 nominal value each, will be combined into one ordinary share NIS 1.04 nominal value), such that (based on the closing price of the Company's shares of $0.38 on September 4, 2008) the price of the Company's shares at the opening of trading immediately following such reverse split will be $3.04 (which provides a cushion in the event of a drop in the shares' price). The Board is requesting that you authorize the
Company's management to affect such reverse stock split to such extent that will be determined by the Company's management to be necessary to enable the Company to comply with the foregoing listing requirement of the Nasdaq Capital Market.
Assuming that this proposal is approved by the Company's shareholders, the final ratio of the reverse stock split will be determined by the Company's management based on the closing price of the Company's shares on the Nasdaq Capital Market on the date of the Meeting, but in no event will such ratio be greater than 1 for 9 (assuming a closing price of $0.38, the closing price of the Company's shares on September 4, 2008), to enable the continued compliance with Nasdaq's requirement relating to the number of shares held by shareholders other than directors, executive officers and 10% or more shareholders. Any fractional shares resulting from the foregoing reverse split will be rounded to the nearest whole number. There is no assurance that following such reverse split the
Company's ordinary shares will continue to be listed on the Nasdaq Capital
Market.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO AUTHORIZE THE COMPANY'S MANAGEMENT TO EFFECT SUCH
          REVERSE STOCK SPLIT WITH RESPECT TO THE COMPANY'S SHARE CAPITAL AS MAY
          BE REQUIRED IN ORDER TO MEET THE NASDAQ CAPITAL MARKET CONTINUED
          LISTING REQUIREMENT OF A BID PRICE OF AT LEAST $1.00 PER SHARE."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

         ITEM 3 - APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF
                                   ASSOCIATION

     At the Meeting, the shareholders will be requested to approve, subject to the approval of the reverse stock split, an amendment to the Company's Articles of Association concerning the Company's authorized share capital, reflecting the reverse stock split.

      AUDIT COMMITTEE AND BOARD OF DIRECTORS RESOLUTIONS REQUIRED PRIOR TO
                          VOTE ON PROPOSALS (4) AND (5)

     Under the Israeli Companies Law, the terms of office and employment of directors must be approved by the Company's audit committee, board of directors and shareholders, in that order, assuming that they are not adverse to the interests of the Company. A director who has a personal interest in a matter that is considered at a meeting of the audit committee or the board of directors may not attend that meeting or vote on that matter, unless a majority of the members of the audit committee or of the board of directors have a personal interest in the matter, in which case such matter will also be subject to shareholders' approval.

     The audit committee of a public company is not permitted to approve the terms of office and employment of a director, unless at the time of such approval there are at least two external directors in office and both are members of the audit committee, and at least one of them is present at the deliberations in which the audit committee resolves to approve the terms of service and employment of a director. Therefore, the audit committee may convene in order to discuss and vote on the matters described in proposals (4) and (5)
only after the appointment of Ms. Tsipi Kagan as an external director.

     Accordingly, after, and assuming, the appointment of Ms. Tsipi Kagan as an external director, there shall be an intermission in the Meeting during which time the Audit Committee and the Board will conduct deliberations and vote on proposals (4) and (5) hereunder.

     It should be noted that proposals (4) and (5) pertain to the terms of service of the directors of the Company, therefore the directors of the Company have a personal interest in one or more of the aforementioned proposals.

     If the Audit Committee and the Board approve proposals (4) and (5), the
Meeting shall resume promptly thereafter for the vote of the shareholders on such proposals.

          ITEM 4 - APPROVAL OF THE GRANT OF OPTIONS TO MS. TSIPI KAGAN

     Under the Israeli Companies Law, all external directors of a public company must receive the same compensation. Therefore, and subject to the appointment of
Ms. Tsipi Kagan by the Company's shareholders as an external director (as set forth in Item 1 above) and the approval by the Audit Committee and the Board of the grant of options underlying this proposal, the Company's shareholders will be requested to approve the grant to Ms. Kagan of the following options to purchase ordinary shares of the Company (which are the same as the options previously granted to Mr. Yoseph Dauber, the other external director of the
Company):

     (i)  15,385 options which will have an exercise price per share equal to
          $5.93; and

     (ii) 8,615 options which will have an exercise price per share equal to
          $3.308.

     All of the foregoing options will (i) be granted following approval by the
Company's shareholders, (ii) become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which Ms. Kagan continues to serve as a director of the Company, (iii) have an exercise price per share equal to the average closing price of the Company's shares over the 30-day period prior to the date of approval of the options by the Company's shareholders and (iv) be exercisable for a period of twelve months following such time as Ms. Kagan ceases from being a director of the Company; and will otherwise be subject to the terms of the
Company's 2003 Master Stock Option Plan.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT UPON AND SUBJECT TO THE APPOINTMENT OF MS. TSIPI KAGAN
          BY THE COMPANY'S SHAREHOLDERS AS A MEMBER OF THE COMPANY'S BOARD OF
          DIRECTORS, THE GRANT TO HER OF OPTIONS TO PURCHASE AN AGGREGATE OF
          24,000 ORDINARY SHARES OF THE COMPANY, ON TERMS THAT WERE PRESENTED TO
          THE SHAREHOLDERS, IS HEREBY APPROVED AND AUTHORIZED."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to grant options to Ms. Tsipi Kagan (as a newly appointed external director); provided that, in addition to the simple majority of the shares present and voted at the Meeting in person or by proxy, either (i)
at least 1/3 of the shares present and voted at the Meeting and held by shareholders that are not control persons or representatives of control persons of the Company be voted for such grant (abstentions will be disregarded) or (b)
the shares present and voted at the Meeting by the persons referred to in clause
(a) against such grant represent less than 1% of the total voting power in the company. A "control person" is any person that has the ability to direct the
Company's actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

    THE BOARD RECOMMENDS (SUBJECT TO THE DELIBERATIONS TO BE HELD PRIOR TO VOTING
ON THIS PROPOSAL, AS DESCRIBED ABOVE) A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      ITEM 5 - APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY'S DIRECTORS

     Subject to the appointment of Ms. Tsipi Kagan by the Company's shareholders as an external director (as set forth in Item 1 above), and the approval by the
Audit Committee and the Board of the grant of options underlying this proposal, the Company's shareholders will be requested at the Meeting to approve the grant to each of Joseph Atsmon, Yoseph Dauber, Robert Wadsworth and Tsipi Kagan of
options to purchase 40,000 ordinary shares of the Company, and to Mr. Ilan
Rosen, the Chairman of the Board, of options to purchase 60,000 ordinary shares of the Company. The shareholders are requested to vote separately on the grant of options of each of Messrs. Rosen, Atsmon, Wadsworth and Dauber and Ms. Kagan.
Note, however, that the grant of options may not be approved with respect to either Mr. Dauber OR Ms. Kagan (due to the requirement under the Israeli
Companies Law described above that all external directors of a public company receive the same compensation).

     All of the foregoing options will (i) be granted following approval by the
Company's shareholders, (ii), except as set forth in clause (iv) below, become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which the person receiving such grant shall have served as a director of the Company,
(iii) have an exercise price per share equal to the average closing price of the
Company's shares over the 30-day period prior to the date of approval of the options by the Company's shareholders, (iv) except with respect to Mr. Dauber and Ms. Kagan (whose term as external directors may only be terminated in accordance with the provisions of the Israeli Companies Law) be subject to full acceleration in the event that such person is required to cease from being a director of the Company in connection with a change of control of the Company and (v) be exercisable for a period of twelve months following such time as the person receiving such grant ceases from being a director of the Company; and
will otherwise be subject to the terms of the Company's 2003 Master Stock Option

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE GRANT TO EACH OF JOSEPH ATSMON, YOSEPH DAUBER,
          ROBERT WADSWORTH AND TSIPI KAGAN OF OPTIONS TO PURCHASE 40,000
          ORDINARY SHARES OF THE COMPANY, AND TO MR. ILAN ROSEN, THE CHAIRMAN OF
          THE BOARD, OF OPTIONS TO PURCHASE 60,000 ORDINARY SHARES OF THE
          COMPANY, ON TERMS THAT WERE PRESENTED TO THE SHAREHOLDERS, IS HEREBY
          APPROVED AND AUTHORIZED."

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     Except with respect to the options to be granted to Ms. Kagan, the affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to grant options to Ms. Kagan (as a newly appointed external director); provided that, in addition to the simple majority of the shares present and voted at the Meeting in person or by proxy, either (i) at least 1/3 of the shares present and voted at the Meeting and held by shareholders that are not control persons or representatives of control persons of the Company be voted for such grant (abstentions will be disregarded)
or (b) the shares present and voted at the Meeting by the persons referred to in clause (a) against such grant represent less than 1% of the total voting power in the company. A "control person" is any person that has the ability to direct the Company's actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the
Company.

     THE BOARD RECOMMENDS (SUBJECT TO THE DELIBERATIONS TO BE HELD PRIOR TO
VOTING ON THIS PROPOSAL, AS DESCRIBED ABOVE) A VOTE "FOR" THE FOREGOING PROPOSED
RESOLUTION.

                                 OTHER BUSINESS

     The Company's management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated therein. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

                         WHERE TO FIND MORE INFORMATION

     You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC's public reference room at the following location:

     Public Reference Room
     450 Fifth Street, N.W., Room 1024
     Washington, D.C. 20549

     These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at
http://www.sec.gov.

     The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

          o    Annual Report on Form 20-F for the fiscal year ended December 31,
               2007, filed with the SEC on July 15, 2008 (as amended on July 23,
               2008); and

          o    Reports of Foreign Private Issuer on Form 6-K furnished by the
               Company to the SEC after December 31, 2007.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT
OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN
VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT
AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS
CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 9, 2008. YOU
SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS
OF ANY DATE OTHER THAN SEPTEMBER 9, 2008, AND THE MAILING OF THIS DOCUMENT TO
SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

Ilan Rosen
Chairman of the Board of Directors
Herzliya, Israel
September 9, 2008

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